Filed pursuant to Rule 433
Registration No. 333-252299

March 23, 2021

RBB Bancorp

$120,000,000

4.00% Fixed to Floating Rate Subordinated Notes due 2031

Term Sheet

Issuer:	RBB Bancorp (the “Company” or the “Issuer”)

Security:	4.00% Fixed to Floating Rate Subordinated Notes due 2031 (the “Notes”)

Aggregate Principal Amount:	$120,000,000.00

Ratings:

BBB by Kroll Bond Rating Agency

A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating agency has its own methodology for assigning ratings and, accordingly, each rating should be evaluated independently of any other rating.

Trade Date:	March 23, 2021

Settlement Date (T+3):	March 26, 2021

Reset Date:	April 1, 2026

Final Maturity Date (if not previously redeemed):	April 1, 2031

Coupon:

Subject to any redemption prior to the Maturity Date, the Notes will bear interest (i) from and including the Issue Date to, but excluding, the Reset Date (the “fixed rate period”), at a rate of 4.00% per annum and (ii) from and including the Reset Date to, but excluding, the Maturity Date (the “floating rate period”) at a floating rate per annum equal to the Benchmark Rate (which is expected to be Three Month Term SOFR) (each as defined in the prospectus supplement under “Description of Subordinated Notes—Interest”) plus a spread of 329 basis points for each quarterly interest period during the floating rate period; provided, however, that if the Benchmark Rate is less than zero, the Benchmark Rate shall be determined to be zero.

Interest Payment Dates:	Fixed rate period: April 1 and October 1 of each year, commencing on October 1, 2021. Floating rate period: January 1, April 1, July 1, and October 1 of each year, commencing on July 1, 2026.

Record Dates:	The 15th calendar day immediately preceding the applicable interest payment date

Day Count Convention:	Fixed rate period: 30/360. Floating rate period: 360-day year and the number of days actually elapsed.

Optional Redemption:

The Company may, at its option, beginning with the interest payment date of April 1, 2026, and on any interest payment date thereafter, redeem the Notes, in whole or in part, from time to time, subject to obtaining the prior approval of the Federal Reserve to the extent such approval is then required under the rules of the Federal Reserve, at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest to, but excluding, the date of redemption

Special Redemption:

The Company may redeem the Notes at any time prior to the Maturity Date, including prior to April 1, 2026, in whole, but not in part, subject to obtaining the prior approval of the Federal Reserve to the extent such approval is then required under the rules of the Federal Reserve, upon the occurrence if: (i) an amendment or change or prospective amendment or change in law occurs, or an administrative or judicial action is announced or taken or there is an amendment to or change in any official position or interpretation with respect to, an administrative or judicial decision or action or a law or regulation that differs from the previously generally accepted position or interpretation, in each case that, as a result of which, in our good faith determination, there is more than an insubstantial risk that interest payable on the Notes will not be deductible by the Company, in whole or in part, for United States federal income tax purposes; (ii) a subsequent event occurs that, as a result of which, there is more than an insubstantial risk that the Company would not be entitled to treat the Notes as Tier 2 capital for regulatory capital purposes; or (iii) the Company is required to register as an investment company under the Investment Company Act of 1940, as amended; in each case, at a redemption price equal to 100% of the principal amount of the Notes plus any accrued and unpaid interest to, but excluding, the redemption date.

Denominations:	$1,000 minimum denominations and $1,000 integral multiples thereof.

Listing and Trading Markets:

The Company does not intend to list the notes on any securities exchange or to have the Notes quoted on a quotation system. Currently there is no public market for the Notes and there can be no assurances that any public market for the Notes will develop.

Underwriters’ Discount:	1.25% for Notes sold to institutional investors. 3.0% for Notes sold to retail investors. 0.00% for Notes sold to directors, officers or their families up to $10 million dollars.

Use of Proceeds:

The Company intends to use the proceeds of the offering to repay its $50.0 million in aggregate principal amount of 6.5% Subordinated Notes due 2026, and for general corporate purposes, which may include providing capital to support its growth organically or through strategic acquisitions, repayment or redemption of outstanding indebtedness, the payment of dividends, financing investments and capital expenditures, repurchasing shares of its common stock, and for investments in Royal Business Bank as regulatory capital.

Price to Public:	100.00% of Aggregate Principal Amount

Ranking:

The Notes will be unsecured, subordinated obligations of the Company and:

●   will rank junior in right of payment and upon the Company’s liquidation to any of the Company’s existing and all future Senior Indebtedness (as defined in the indenture pursuant to which the Notes will be issued and described under “Description of the Subordinated Notes” in the preliminary prospectus supplement);

●   will rank junior in right of payment and upon the Company’s liquidation to any of the Company’s existing and all of its future general creditors;

●   will rank equal in right of payment and upon the Company’s liquidation with any of the Company’s existing and all of its future indebtedness the terms of which provide that such indebtedness ranks equally with the Notes;

●   will rank senior in right of payment and upon the Company’s liquidation to (i) the Company’s existing junior subordinated debentures issued to its capital trust subsidiaries and (ii) any of the Company’s indebtedness the terms of which provide that such indebtedness ranks junior in right of payment to note indebtedness such as the Notes; and

●   will be effectively subordinated to any of the Company’s existing and all of its future secured indebtedness to the extent of the value of the collateral securing such indebtedness, and structurally subordinated to the existing and future indebtedness of its subsidiaries, including, without limitation, Royal Business Bank’s depositors, liabilities to general and trade creditors and liabilities arising in the ordinary course of business or otherwise.

As of December 31, 2020, on a consolidated basis, the Company’s liabilities totaled approximately $2.92 billion, which includes approximately $2.64 billion of deposit liabilities, $150.00 million of Federal Home Loan Bank advances, $105.00 million aggregate principal amount of subordinated notes issued by RBB, $17.00 million aggregate principal amount of junior subordinated debentures issued to the Company’s capital trust subsidiaries, and approximately $16.40 million of other liabilities. Except for the $17.00 million of junior subordinated debentures (which rank junior in right of payment and upon liquidation to the Notes) and $105.00 million of subordinated notes (which rank equal in right of payment and upon liquidation to the Notes) issued by RBB all of these liabilities are contractually or structurally senior to the Notes.

CUSIP/ISIN:	74930B AG0 / US74930BAG05

Lead Book-Running Manager: Co-Managers:	Janney Montgomery Scott LLC Hovde Group, LLC | Stephens Inc.

The Company has filed a registration statement including a prospectus and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling Janney Montgomery Scott LLC at (877) 344-2657 or emailing prospectus@janney.com.

Capitalized terms used but not defined in this Pricing Term Sheet have the meanings given to them in the Preliminary Prospectus Supplement. This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Other information (including other financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the information contained herein.

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